# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001387131-22-000428
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Bradford Berenson, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 29,748,906; sole dispositive power 0; shared dispositive power 29,748,906; aggregate amount beneficially owned 29,748,906 (13.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 215,981,424 shares of Common Stock (as defined below) outstanding as of February 24, 2025 (as increased by shares of Common Stock issued upon the exercise of options by a selling stockholder in the February 2025 Registered Offering (as defined below)), as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on February 28, 2025.
- COULTER, JAMES G (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 29,748,906; sole dispositive power 0; shared dispositive power 29,748,906; aggregate amount beneficially owned 29,748,906 (13.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 215,981,424 shares of Common Stock outstanding as of February 24, 2025 (as increased by shares of Common Stock issued upon the exercise of options by a selling stockholder in the February 2025 Registered Offering), as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 28, 2025.
- WINKELRIED JON (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 29,748,906; sole dispositive power 0; shared dispositive power 29,748,906; aggregate amount beneficially owned 29,748,906 (13.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 215,981,424 shares of Common Stock outstanding as of February 24, 2025 (as increased by shares of Common Stock issued upon the exercise of options by a selling stockholder in the February 2025 Registered Offering), as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on October 22, 2021, as amended and supplemented by Amendment No. 1 filed on January 18, 2022, Amendment No. 2 filed on August 16, 2024 and Amendment No. 3 filed on November 13, 2024 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the first, second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

"This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each a "Reporting Person" and collectively, the "Reporting Persons"). The information contained in row 6 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 2.

TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, which, collectively with TPG Group Holdings (SBS), L.P., Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the managing member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG Holdings III-A, LLC, a Cayman Islands limited liability company, and (ii) TPG Holdings I-A, LLC, a Delaware limited liability company. TPG Holdings III-A, LLC is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG VII Magni GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG VII Magni SPV, L.P., a Delaware limited partnership, which directly holds 25,997,929 shares of Common Stock, and (ii) TPG Lonestar GenPar I Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Lonestar GenPar I, L.P., a Delaware limited partnership, which is the general partner of TPG Lonestar I, L.P., a Delaware limited partnership, which directly holds 180,529 shares of Common Stock. TPG Holdings I-A, LLC is the general partner of TPG Operating Group I, L.P, a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the sole member of TPG VII SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni Co-Invest, L.P., a Delaware limited partnership (together with TPG VII Magni SPV, L.P. and TPG Lonestar I, L.P., the "TPG Funds"), which directly holds 3,570,448 shares of Common Stock.

Because of the relationship of TPG GP A to the TPG Funds, TPG GP A may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Bradford Berenson (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jordan Kolar (Vice President)"
Present principal occupation or employment:
This Amendment amends and restates Item 2(c) of the Original Schedule 13D in its entirety as set forth below:
"The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above."
Criminal convictions in the last five years:
This Amendment amends and restates Item 2(d) of the Original Schedule 13D in its entirety as set forth below:
"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
This Amendment amends and restates Item 2(e) of the Original Schedule 13D in its entirety as set forth below:
"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship:
This Amendment amends and restates Item 2(f) of the Original Schedule 13D in its entirety as set forth below:
"Each of Messrs. Coulter, Winkelried and the TPG GP A Officers is a United States citizen."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

"February 2025 Registered Offering

On February 27, 2025, the TPG Funds entered into an underwriting agreement (the "February 2025 Underwriting Agreement") with the Issuer, the other selling stockholders named in Schedule I thereto and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (the "February 2025 Underwriters"), pursuant to which the TPG Funds agreed to sell 7,067,299 shares of Common Stock at a price of $30.13 per share (the "February 2025 Registered Offering"). The February 2025 Registered Offering closed on March 3, 2025.

February 2025 Lock-Up Agreement

In connection with the February 2025 Registered Offering, the TPG Funds agreed with the February 2025 Underwriters, pursuant to a lock-up agreement (the "February 2025 Lock-Up Agreement"), that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any other securities so owned convertible or exercisable or exchangeable for shares of Common Stock (other than as contemplated by the February 2025 Underwriting Agreement or pursuant to certain other exceptions), without the prior written consent of the February 2025 Underwriters, for a period of 60 days after the date of the February 2025 Underwriting Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer's business or corporate structure; changing the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement, Stockholders Agreement, August 2024 Underwriting Agreement, August 2024 Lock-Up Agreement, February 2025 Underwriting Agreement and February 2025 Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-Up Agreement, Stockholders Agreement, August 2024 Underwriting Agreement, form of August 2024 Lock-Up Agreement, February 2025 Underwriting Agreement and form of February 2025 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"(a)-(b) The following sentence is based on a total of 215,981,424 shares of Common Stock outstanding as of February 24, 2025 (as increased by shares of Common Stock issued upon the exercise of options by a selling stockholder in the February 2025 Registered Offering), as reported in the Prospectus Supplement filed by the Issuer with the Commission on February 28, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 29,748,906 shares of Common Stock, which constitutes approximately 13.8% of the outstanding shares of Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2. Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A filed with the Commission on September 29, 2021).

3. Stockholders Agreement, dated as of October 6, 2021, by and among the Issuer and certain stockholders (incorporated by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K filed with the Commission on October 12, 2021).

4. Underwriting Agreement, dated August 12, 2024 by and among Life Time Group Holdings, Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II thereto (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on August 14, 2024).

5. Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II to the Underwriting Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on August 14, 2024).

6. Underwriting Agreement, dated February 27, 2025 by and among Life Time Group Holdings, Inc., the selling stockholders listed in Schedule I thereto and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 3, 2025).

7. Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 3, 2025).

## Signatures
- TPG GP A, LLC: /s/ Bradford Berenson, Bradford Berenson, General Counsel (03/05/2025)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (03/05/2025)
- WINKELRIED JON: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (03/05/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).